SUBSIDIARIES OF
INTRALINKS HOLDINGS, INC.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Direct Subsidiaries:
IntraLinks, Inc.	Delaware

Indirect Subsidiaries:
IntraLinks International Holdings LLC	Delaware
IntraLinks EMEA Holdings B.V.	Netherlands
IntraLinks Pty Limited	Australia
IntraLinks Goudou Kaisha	Japan
IntraLinks Ltd.	England and Wales
IntraLinks Serviços De Informática Ltda.	Brazil